

July 20, 2010

Murrey Wanstrath
Chief Financial Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive, Suite 1550
Chicago, IL 60606

> **Re:** **Terra Nova Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 000-24057**

Dear Mr. Wanstrath:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and capital resources, page 28

1.   We note that during the year ended December 31, 2009 your Net cash used in operations was over $5 million, and as of December 31, 2009, your unrestricted cash balance was $1.9 million. You state in your discussion of liquidity that you expect that your current cash, cash equivalents balances, your credit amounts available through your credit lines, along with your cash flows from operations will be sufficient to meet your working capital and other requirements for the foreseeable future. Please revise your discussion beginning in the second quarter Form 10-Q to provide a more in-depth, quantitative

where possible, analysis of your liquidity position, your anticipated liquidity needs over the next twelve months, and your available sources of liquidity. In your response to us, and in your disclosure in future filings, please address the significant increase in Receivables from brokers, dealers and clearing organizations over the past few quarters, detailing the reasons for the increase, and if you anticipate this trend to continue.

Consolidated Financial Statements

Note 9 – Commitments and Contingencies, page F-15

2. We note your disclosure beginning on page F-16 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i) the possible loss or range of loss; or

(ii) a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief